Valvoline 100 Valvoline Way Lexington, KY 40509 Tel: 859 357-2591, Fax: 859 357-2626 jmodaniel@valvoline.com valvoline.com

Julie M. O’Daniel

Senior Vice President, Chief Legal Officer

and Corporate Secretary

July 13, 2020

VIA EDGAR

Ms. Liz Packebusch

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Valvoline Inc.
Registration Statement on Form S-4 (File No. 333-238971)

Dear Ms. Packebusch:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Valvoline Inc. and its subsidiary guarantor co-registrants named in the above-referenced Registration Statement on Form S-4 (collectively, the “Company”) respectfully request that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-238971) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on July 15, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Harald Halbhuber of Shearman & Sterling LLP at (212) 848-7150.

[Signature Page Follows]

Very truly yours,

VALVOLINE INC.

By:	/s/ Julie M. O’Daniel
	Name:	Julie M. O’Daniel
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

VALVOLINE BRANDED FINANCE, INC.

FUNDING CORP. I

By:	/s/ Lynn P. Freeman
	Name:	Lynn P. Freeman
	Title:	President, Assistant Treasurer and Director of Valvoline Branded Finance, Inc. and Funding Corp. I

VALVOLINE US LLC

VALVOLINE LLC

VALVOLINE LICENSING AND INTELLECTUAL PROPERTY LLC

VALVOLINE INTERNATIONAL HOLDINGS INC.

VALVOLINE INTERNATIONAL, INC.

VIOC FUNDING, INC.

OCH INTERNATIONAL, INC.

VALVOLINE INSTANT OIL CHANGE FRANCHISING, INC.

RELOCATION PROPERTIES MANAGEMENT LLC

OCHI ADVERTISING FUND LLC

OCHI HOLDINGS LLC

OCHI HOLDINGS II LLC

By:	/s/ Jason L. Thompson
	Name:	Jason L. Thompson
	Title:	Vice President and Treasurer of Valvoline LLC, Valvoline US LLC, Valvoline Licensing and Intellectual Property LLC, Valvoline International Holdings Inc., Valvoline International, Inc., VIOC Funding, Inc., OCH International, Inc., Valvoline Instant Oil Change Franchising, Inc., Relocation Properties Management LLC, OCHI Advertising Fund LLC, OCHI Holdings LLC and OCHI Holdings II LLC